SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 31667; 812-14419]

New York Alaska ETF Management LLC, et al.; Notice of Application

June 12, 2015

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application for an order under section 6(c) of the Investment Company Act of 1940 ("Act") for an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act, under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and (a)(2) of the Act, and under section 12(d)(1)(J) of the Act for an exemption from sections 12(d)(1)(A) and (B) of the Act.

Applicants: Plus Trust ("Trust"), New York Alaska ETF Management LLC ("New York Alaska Management"), and Foreside Fund Services, LLC.

Summary of Application: Applicants request an order that permits: (a) actively-managed series of certain open-end management investment companies to issue shares ("Shares") redeemable in large aggregations only ("Creation Units"); (b) secondary market transactions in Shares to occur at negotiated market prices; (c) certain series to pay redemption proceeds, under certain circumstances, more than seven days from the tender of Shares for redemption; (d) certain affiliated persons of the series to deposit securities into, and receive securities from, the series in connection with the purchase and redemption of Creation Units; and (e) certain registered management investment companies and unit investment trusts outside of the same group of investment companies as the series to acquire Shares.

Filing Dates: The application was filed on January 23, 2015, and amended on April 29, 2015.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on July 7, 2015, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants: Ofer Abarbanel, New York Alaska ETF Management LLC, 535 Fifth Avenue, 4th Floor, New York, NY 10017.

For Further Information Contact: Robert H. Shapiro, Senior Counsel, at (202) 551-7758 or Mary Kay Frech, Branch Chief, at (202) 551-6821 (Division of Investment Management, Chief Counsel's Office).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

     1.   The Trust is a Delaware statutory trust and is registered with the Commission as an open-end management investment company. The Trust is organized as a series fund with multiple series, but will initially be comprised of a single series, the 1-3 Month Enhanced Short

Duration ETF, (the "Initial Fund"). The Trust will be overseen by a board of trustees (for any

entity, "Board"). Subject to market conditions, applicants expect that the investment objective of

the Initial Fund will be to seek current income consistent with preservation of capital and daily

liquidity.

2.   New York Alaska Management, a Nevada limited liability company registered as an

investment adviser under the Investment Advisers Act of 1940 ("Advisers Act"), will be the

investment adviser to the Initial Fund. The Adviser (as defined below), subject to the oversight

and authority of the Board, will develop the overall investment program for each Fund (as

defined below). The Adviser may enter into sub-advisory agreements with one or more

investment advisers, each of which will act as sub-adviser to a Fund (each a "Sub-Adviser").

Applicants state that each Sub-Adviser will be registered, or not subject to registration, under the

Advisers Act.

3.   The Board will select and approve Foreside Fund Services, LLC, a Delaware limited

liability company, to act as the distributor and principal underwriter of the Funds (the "Initial

Distributor") pursuant to a distribution agreement between the Initial Distributor and the Trust.

The Trust may also enter into additional distribution agreements with one or more other broker

or dealer registered under the Securities Exchange Act of 1934 (the "Exchange Act" and such

persons registered under the Exchange Act, "Brokers") (each, a "Future Distributor" and,

together with the Initial Distributor, each, a "Distributor"). The Distributors will act as

distributor and principal underwriter of one or more of the Funds and will distribute Shares on an

agency basis. The Distributor of any Fund may be an affiliated person or an affiliated person of

an affiliated person of that Fund's Adviser and/or Sub-Advisers. No Distributor, Adviser, Sub-

Adviser, Trust, or Fund is, or will be, affiliated with any national securities exchange, as defined in section 2(a)(26) of the Act ("Stock Exchange").

4.   Applicants request that the order apply not only to the Initial Fund but also to any future series of the Trust as well as other future open-end management companies offering Shares that may utilize active management investment strategies (collectively, "Future Funds"). Any Future Fund will (a) be advised by New York Alaska Management or an entity controlling, controlled by, or under common control with New York Alaska Management (New York Alaska Management and each such other entity and any successor thereto included in the term "Adviser"),[1] and (b) comply with the terms and conditions of the application.[2] The Initial Fund and Future Funds together are the "Funds."[3] Each Fund will consist of a portfolio of securities (including fixed income securities and/or equity securities) and/or currencies traded in the U.S. and/or non-U.S. markets, and derivatives, other assets, and other investment positions ("Portfolio Instruments").[4] Funds may invest in "Depositary Receipts."[5] Each Fund will operate as an actively managed exchange-traded fund ("ETF").

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[1]   For the purposes of the requested order, a "successor" is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

[2]   Any Adviser to a Future Fund will be registered as an investment adviser under the Advisers Act. All entities that currently intend to rely on the order are named as applicants. Any entity that relies on the order in the future will comply with the terms and conditions of the application.

[3]   Applicants further request that the order apply to any Future Distributor of the Funds, which would be a Broker and would comply with the terms and conditions of the application.

[4]   If a Fund invests in derivatives, then (a) the Fund's Board will periodically review and approve the Fund's use of derivatives and how the Adviser assesses and manages risk with respect to the Fund's use of derivatives and (b) the Fund's disclosure of its use of derivatives in its offering documents and periodic reports will be consistent with relevant Commission and staff guidance.

[5]   Depositary Receipts are typically issued by a financial institution, a "depository," and evidence ownership in a security or pool of securities that have been deposited with the depository. A Fund will not invest in any Depositary Receipts that the Adviser or Sub-Adviser deems to be illiquid or for which pricing information is not readily available. No affiliated persons of applicants, any Future Fund, any Adviser or any Sub-Adviser will serve as the depositary bank for any Depositary Receipts held by a Fund.

5.   Applicants request that any exemption under section 12(d)(1)(J) apply to: (1) with respect to section 12(d)(1)(B), any Fund that is currently or subsequently part of the same "group of investment companies" as the Initial Fund within the meaning of section 12(d)(1)(G)(ii) of the Act as well as any principal underwriter for the Funds and any Brokers selling Shares of a Fund to an Investing Fund (as defined below); and (2) with respect to section 12(d)(1)(A), each management investment company or unit investment trust registered under the Act that is not part of the same "group of investment companies" as the Funds, and that enters into a FOF Participation Agreement (as defined below) to acquire Shares of a Fund (such management investment companies, "Investing Management Companies," such unit investment trusts, "Investing Trusts," and Investing Management Companies and Investing Trusts together, "Investing Funds"). Investing Funds do not include the Funds.[6]

6.   Applicants anticipate that a Creation Unit will consist of a fixed number of Shares (*e.g.*, at least 25,000). Applicants anticipate that the trading price of a Share will range from $10 to $100. All orders to purchase Creation Units must be placed with a Distributor by or through a party that has entered into a participant agreement with the Distributor and the transfer agent of the Fund ("Authorized Participant") with respect to the creation and redemption of Creation Units. An Authorized Participant is either: (a) a Broker or other participant, in the Continuous Net Settlement System of the National Securities Clearing Corporation ("NSCC"), a clearing agency registered with the Commission and affiliated with the Depository Trust Company ("DTC"), or (b) a participant in the DTC ("DTC Participant"). An investor does not have to be an Authorized Participant, but must place an order through, and make appropriate arrangements with, an Authorized Participant.

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[6]   An Investing Fund may rely on the order only to invest in Funds and not in any other registered investment company.

7. In order to keep costs low and permit each Fund to be as fully invested as possible, Shares will be purchased and redeemed in Creation Units and generally on an in-kind basis. Except where the purchase or redemption will include cash under the limited circumstances specified below, purchasers will be required to purchase Creation Units by making an in-kind deposit of specified instruments ("Deposit Instruments"), and shareholders redeeming their Shares will receive an in-kind transfer of specified instruments ("Redemption Instruments").[7] On any given Business Day[8], the names and quantities of the instruments that constitute the Deposit Instruments and the names and quantities of the instruments that constitute the Redemption Instruments will be identical, and these instruments may be referred to, in the case of either a purchase or redemption, as the "Creation Basket." In addition, the Creation Basket will correspond pro rata to the positions in a Fund's portfolio (including cash positions),[9] except: (a) in the case of bonds, for minor differences when it is impossible to break up bonds beyond certain minimum sizes needed for transfer and settlement; (b) for minor differences when rounding is necessary to eliminate fractional shares or lots that are not tradeable round lots;[10] or (c) TBA Transactions,[11] short positions and other positions that cannot be transferred in kind[12]

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[7] The Funds must comply with the federal securities laws in accepting Deposit Instruments and satisfying redemptions with Redemption Instruments, including that the Deposit Instruments and Redemption Instruments are sold in transactions that would be exempt from registration under the Securities Act of 1933 ("Securities Act"). In accepting Deposit Instruments and satisfying redemptions with Redemption Instruments that are restricted securities eligible for resale pursuant to Rule 144A under the Securities Act, the Funds will comply with the conditions of Rule 144A.

[8] Each Fund will sell and redeem Creation Units on any day the Fund is open, including as required by section 22(e) of the Act (each, a "Business Day").

[9] The portfolio used for this purpose will be the same portfolio used to calculate the Fund's net asset value ("NAV") for that Business Day.

[10] A tradeable round lot for a security will be the standard unit of trading in that particular type of security in its primary market.

[11] A TBA Transaction is a method of trading mortgage-backed securities. In a TBA Transaction, the buyer and seller agree on general trade parameters such as agency, settlement date, par amount and price.

[12] This includes instruments that can be transferred in kind only with the consent of the original counterparty to the extent the Fund does not intend to seek such consents.

will be excluded from the Creation Basket.[13] If there is a difference between NAV attributable

to a Creation Unit and the aggregate market value of the Creation Basket exchanged for the

Creation Unit, the party conveying instruments with the lower value will also pay to the other an

amount in cash equal to that difference (the "Cash Amount").

        8.   Purchases and redemptions of Creation Units may be made in whole or in part on a

cash basis, rather than in kind, solely under the following circumstances: (a) to the extent there is

a Cash Amount, as described above; (b) if, on a given Business Day, the Fund announces before

the open of trading that all purchases, all redemptions or all purchases and redemptions on that

day will be made entirely in cash; (c) if, upon receiving a purchase or redemption order from an

Authorized Participant, the Fund determines to require the purchase or redemption, as applicable,

to be made entirely in cash; (d) if, on a given Business Day, the Fund requires all Authorized

Participants purchasing or redeeming Shares on that day to deposit or receive (as applicable)

cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively,

solely because: (i) such instruments are not eligible for transfer through either the NSCC or

DTC; or (ii) in the case of Funds holding non-U.S. investments ("Global Funds"), such

instruments are not eligible for trading due to local trading restrictions, local restrictions on

securities transfers or other similar circumstances; or (e) if the Fund permits an Authorized

Participant to deposit or receive (as applicable) cash in lieu of some or all of the Deposit

Instruments or Redemption Instruments, respectively, solely because: (i) such instruments are,

in the case of the purchase of a Creation Unit, not available in sufficient quantity; (ii) such

instruments are not eligible for trading by an Authorized Participant or the investor on whose

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[13]   Because these instruments will be excluded from the Creation Basket, their value will be reflected in the determination of the Cash Amount (defined below).

behalf the Authorized Participant is acting; or (iii) a holder of Shares of a Global Fund would be subject to unfavorable income tax treatment if the holder receives redemption proceeds in kind.[14]

9.   Each Business Day, before the open of trading on a Stock Exchange on which a Fund's Shares are listed, such Fund will cause to be published through the NSCC the names and quantities of the instruments comprising the Creation Basket, as well as the estimated Cash Amount (if any), for that day. The published Creation Basket will apply until a new Creation Basket is announced on the following Business Day, and there will be no intra-day changes to the Creation Basket except to correct errors in the published Creation Basket. The Stock Exchange will disseminate every 15 seconds throughout the trading day through the facilities of the Consolidated Tape Association an amount representing, on a per Share basis, the sum of the current value of the Portfolio Instruments that were publicly disclosed prior to the commencement of trading in Shares on the Stock Exchange.

10.   A Fund may recoup the settlement costs charged by NSCC and DTC by imposing a transaction fee on investors purchasing or redeeming Creation Units ("Transaction Fee"). The Transaction Fee will be borne only by purchasers and redeemers of Creation Units and will be limited to amounts that have been determined appropriate by the Adviser to defray the transaction expenses that will be incurred by a Fund when an investor purchases or redeems Creation Units.[15]

11.   All orders to purchase Creation Units will be placed with a Distributor by or through an Authorized Participant and the Distributor will transmit all purchase orders to the relevant Fund. The Distributor will be responsible for delivering a prospectus ("Prospectus") to those

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[14]   A "custom order" is any purchase or redemption of Shares made in whole or in part on a cash basis in reliance on clause (e)(i) or (e)(ii).

[15]   In all cases, the Transaction Fee will be limited in accordance with the requirements of the Commission applicable to open-end management investment companies offering redeemable securities.

persons purchasing Creation Units and for maintaining records of both the orders placed with it and the confirmations of acceptance furnished by it.

12. Shares will be listed on a Stock Exchange and traded in the secondary market in the same manner as other equity securities and ETFs. Applicants expect that the Stock Exchange where each Fund is listed will select, designate or appoint one or more specialists or market makers (collectively, "Market Makers") for the Shares of each Fund. [16] The price of Shares trading on the Stock Exchange will be based on a current bid/offer in the secondary market. Transactions involving the purchases and sales of Shares on the Stock Exchange will be subject to customary brokerage commissions and charges.

13. Applicants expect that purchasers of Creation Units will include institutional investors and arbitrageurs. Market Makers, acting in their unique role to provide a fair and orderly secondary market for Shares, also may purchase Creation Units for use in their own market making activities. Applicants expect that secondary market purchasers of Shares will include both institutional and retail investors. [17] Applicants expect that arbitrage opportunities created by the ability to continually purchase or redeem Creation Units at NAV should ensure that the Shares will not trade at a material discount or premium in relation to their NAV.

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[16] If Shares are listed on The NASDAQ Stock Market LLC ("Nasdaq") or a similar electronic Stock Exchange (including NYSE Arca), one or more member firms of that Stock Exchange will act as Market Makers and maintain a market for Shares trading on that Stock Exchange. On Nasdaq, no particular Market Maker would be contractually obligated to make a market in Shares. However, the listing requirements on Nasdaq, for example, stipulate that at least two Market Makers must be registered in Shares to maintain a listing. In addition, on Nasdaq and NYSE Arca, registered Market Makers are required to make a continuous two-sided market or subject themselves to regulatory sanctions. No Market Maker will be an affiliated person or an affiliated person of an affiliated person, of the Funds, except within the meaning of section 2(a)(3)(A) or (C) of the Act due solely to ownership of Shares, as discussed below.

[17] Shares will be registered in book-entry form only and the Funds will not issue Share certificates. DTC or its nominee will be the record or registered owner of all outstanding Shares. Beneficial ownership of Shares will be shown on the records of DTC or DTC Participants.

14.   Shares will not be individually redeemable and owners of Shares may acquire those Shares from a Fund, or tender such shares for redemption to the Fund, in Creation Units only. To redeem, an investor must accumulate enough Shares to constitute a Creation Unit. Redemption requests must be placed by or through an Authorized Participant.

15.   Neither the Trust nor any Fund will be marketed or otherwise held out as a "mutual fund."   Instead, each Fund will be marketed as an "actively managed exchange-traded fund." No Fund marketing materials (other than as required in the Prospectus) will reference an "open-end fund" or "mutual fund," except to compare and contrast a Fund with conventional mutual funds. In all marketing materials where the features or method of obtaining, buying or selling Shares traded on the Stock Exchange are described, there will be an appropriate statement to the effect that Shares are not individually redeemable.

16.   The Funds' website, which will be publicly available prior to the public offering of Shares, will include a Prospectus for each Fund that may be downloaded and additional quantitative information updated on a daily basis, including, on a per Share basis for each Fund, the prior Business Day's NAV and the market closing price or mid-point of the bid/ask spread at the time of the calculation of such NAV ("Bid/Ask Price"),[18] and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV. On each Business Day, before commencement of trading in Shares on the Stock Exchange, the Fund will disclose on its website the identities and quantities of the Portfolio Instruments held by the Fund (including any short positions held in securities) that will form the basis for the Fund's calculation of NAV at

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[18]   Applicants state that the Bid/Ask Price of a Fund will be determined using the highest bid and the lowest offer on the Stock Exchange as of the time of calculation of such Fund's NAV. The records relating to Bid/Ask Prices will be retained by the Funds or their service providers.

the end of the Business Day.[19] The website and information will be publicly available at no charge.

Applicants' Legal Analysis:

1.   Applicants request an order under section 6(c) of the Act for an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act, under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and 17(a)(2) of the Act, and under section 12(d)(1)(J) of the Act for an exemption from sections 12(d)(1)(A) and (B) of the Act.

2.   Section 6(c) of the Act provides that the Commission may exempt any person, security or transaction, or any class of persons, securities or transactions, from any provisions of the Act, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Section 17(b) of the Act authorizes the Commission to exempt a proposed transaction from section 17(a) of the Act if evidence establishes that the terms of the transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and the proposed transaction is consistent with the policies of the registered investment company and the general provisions of the Act. Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors.

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[19]   Applicants note that under accounting procedures followed by the Funds, trades made on the prior Business Day will be booked and reflected in NAV on the current Business Day. Accordingly, each Fund will be able to disclose at the beginning of the Business Day the portfolio that will form the basis for its NAV calculation at the end of such Business Day.

Sections 2(a)(32) and 5(a)(1) of the Act

3.   Section 5(a)(1) of the Act defines an "open-end company" as a management investment company that is offering for sale or has outstanding any redeemable security of which it is the issuer. Section 2(a)(32) of the Act defines a redeemable security as any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer, is entitled to receive approximately a proportionate share of the issuer's current net assets, or the cash equivalent. Because Shares will not be individually redeemable, applicants request an order that would permit the Trust to register as an open-end management investment company and redeem Shares in Creation Units only. Applicants state that investors may purchase Shares in Creation Units from each Fund and redeem Creation Units from each Fund. Applicants further state that because the market price of Creation Units will be disciplined by arbitrage opportunities, investors should be able to sell Shares in the secondary market at prices that do not vary materially from their NAV.

Section 22(d) of the Act and Rule 22c-1 under the Act

4.   Section 22(d) of the Act, among other things, prohibits a dealer from selling a redeemable security that is currently being offered to the public by or through a principal underwriter, except at a current public offering price described in the prospectus. Rule 22c-1 under the Act generally requires that a dealer selling, redeeming, or repurchasing a redeemable security do so only at a price based on the NAV next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security. Applicants state that secondary market trading in Shares will take place at negotiated prices, not at a current offering price described in the Prospectus, and not at a price based on NAV. Thus, purchases and sales of Shares in the secondary market will not comply with section 22(d) of the Act and rule 22c-1

under the Act. Applicants request an exemption under section 6(c) from these provisions to permit the Shares to trade at negotiated prices.

5.   Applicants assert that the concerns sought to be addressed by section 22(d) of the Act and rule 22c-1 under the Act with respect to pricing are equally satisfied by the proposed method of pricing Shares. Applicants maintain that while there is little legislative history regarding section 22(d), its provisions, as well as those of rule 22c-1, appear to have been designed to (a) prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (b) prevent unjust discrimination or preferential treatment among buyers resulting from sales at different prices, and (c) assure an orderly distribution system of investment company shares by eliminating price competition from brokers offering shares at less than the published sales price and repurchasing shares at more than the published redemption price.

6.   Applicants believe that none of these purposes will be thwarted by permitting Shares to trade in the secondary market at negotiated prices. Applicants state that (a) secondary market trading in Shares does not involve the Funds as parties and cannot result in dilution of an investment in Shares, and (b) to the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces, such as supply and demand, not as a result of unjust or discriminatory manipulation. Therefore, applicants assert that secondary market transactions in Shares will not lead to discrimination or preferential treatment among purchasers. Finally, applicants contend that the proposed distribution system will be orderly because arbitrage activity should ensure that the difference between the market price of Shares and their NAV remains narrow.

Section 22(e) of the Act

     7.   Section 22(e) of the Act generally prohibits a registered investment company from suspending the right of redemption or postponing the date of payment of redemption proceeds for more than seven days after the tender of a security for redemption. Applicants observe that settlement of redemptions of Creation Units of Global Funds is contingent not only on the settlement cycle of the U.S. securities markets but also on the delivery cycles present in foreign markets in which those Funds invest. Applicants have been advised that, under certain circumstances, the delivery cycles for transferring Portfolio Instruments to redeeming investors, coupled with local market holiday schedules, will require a delivery process of up to 14 calendar days. Applicants therefore request relief from section 22(e) in order to provide payment or satisfaction of redemptions within the maximum number of calendar days required for such payment or satisfaction in the principal local markets where transactions in the Portfolio Instruments of each Global Fund customarily clear and settle, but in all cases no later than 14 calendar days following the tender of a Creation Unit.[20]

     8.   Applicants submit that section 22(e) was designed to prevent unreasonable, undisclosed and unforeseen delays in the actual payment of redemption proceeds. Applicants state that allowing redemption payments for Creation Units of a Fund to be made within a maximum of 14 calendar days would not be inconsistent with the spirit and intent of section 22(e). Applicants state each Global Fund's statement of additional information ("SAI") will disclose those local holidays (over the period of at least one year following the date of the SAI), if any, that are expected to prevent the delivery of redemption proceeds in seven calendar days and the maximum number of days needed to deliver the proceeds for each affected Global Fund.

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[20]   Applicants acknowledge that no relief obtained from the requirements of section 22(e) will affect any obligations that it may otherwise have under rule 15c6-1 under the Exchange Act. Rule 15c6-1 requires that most securities transactions be settled within three business days of the trade date.

Applicants are not seeking relief from section 22(e) with respect to Global Funds that do not affect redemptions in-kind.

Section 12(d)(1) of the Act

9.   Section 12(d)(1)(A) of the Act prohibits a registered investment company from acquiring shares of an investment company if such securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter, or any other broker or dealer from selling its shares to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company's voting stock, or if the sale will cause more than 10% of the acquired company's voting stock to be owned by investment companies generally.

10.   Applicants request relief to permit Investing Funds to acquire Shares in excess of the limits in section 12(d)(1)(A) of the Act and to permit the Funds, their principal underwriters and any Brokers to sell Shares to Investing Funds in excess of the limits in section 12(d)(l)(B) of the Act. Applicants submit that the proposed conditions to the requested relief address the concerns underlying the limits in section 12(d)(1), which include concerns about undue influence, excessive layering of fees and overly complex structures.

11.   Applicants submit that their proposed conditions address any concerns regarding the potential for undue influence. To limit the control that an Investing Fund may have over a Fund, applicants propose a condition prohibiting the adviser of an Investing Management Company ("Investing Fund Adviser"), sponsor of an Investing Trust ("Sponsor"), any person

controlling, controlled by, or under common control with the Investing Fund Adviser or Sponsor, and any investment company or issuer that would be an investment company but for sections 3(c)(1) or 3(c)(7) of the Act that is advised or sponsored by the Investing Fund Adviser, the Sponsor, or any person controlling, controlled by, or under common control with the Investing Fund Adviser or Sponsor ("Investing Fund's Advisory Group") from controlling (individually or in the aggregate) a Fund within the meaning of section 2(a)(9) of the Act. The same prohibition would apply to any sub-adviser to an Investing Management Company ("Investing Fund Sub-Adviser"), any person controlling, controlled by or under common control with the Investing Fund Sub-Adviser, and any investment company or issuer that would be an investment company but for sections 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Investing Fund Sub-Adviser or any person controlling, controlled by or under common control with the Investing Fund Sub-Adviser ("Investing Fund's Sub-Advisory Group").

12.   Applicants propose a condition to ensure that no Investing Fund or Investing Fund Affiliate[21] (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause a Fund to purchase a security in an offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate ("Affiliated Underwriting"). An "Underwriting Affiliate" is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Investing Fund Adviser, Investing Fund Sub-Adviser, employee or Sponsor of the Investing Fund, or a person of which any such officer, director, member of an advisory board, Investing

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[21]   An "Investing Fund Affiliate" is any Investing Fund Adviser, Investing Fund Sub-Adviser, Sponsor, promoter and principal underwriter of an Investing Fund, and any person controlling, controlled by or under common control with any of these entities. "Fund Affiliate" is an investment adviser, promoter, or principal underwriter of a Fund or any person controlling, controlled by or under common control with any of these entities.

Fund Adviser, Investing Fund Sub-Adviser, employee or Sponsor is an affiliated person (except any person whose relationship to the Fund is covered by section 10(f) of the Act is not an Underwriting Affiliate).

13.   Applicants propose several conditions to address the potential for layering of fees. Applicants note that the Board of any Investing Management Company, including a majority of the directors or trustees who are not "interested persons" within the meaning of section 2(a)(19) of the Act ("independent directors or trustees"), will be required to find that the advisory fees charged under the contract are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract of any Fund in which the Investing Management Company may invest. Applicants also state that any sales charges and/or service fees charged with respect to shares of an Investing Fund will not exceed the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.[22]

14.   Applicants submit that the proposed arrangement will not create an overly complex fund structure. Applicants note that a Fund will be prohibited from acquiring securities of any investment company or company relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in section 12(d)(1)(A) of the Act, except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes.

15.   To ensure that an Investing Fund is aware of the terms and conditions of the requested order, the Investing Funds must enter into an agreement with the respective Funds ("FOF Participation Agreement"). The FOF Participation Agreement will include an

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[22]   Any reference to NASD Conduct Rule 2830 includes any successor or replacement rule that may be adopted by the Financial Industry Regulatory Authority ("FINRA").

acknowledgement from the Investing Fund that it may rely on the order only to invest in a Fund

and not in any other investment company.

Sections 17(a)(1) and (2) of the Act

16.   Section 17(a) of the Act generally prohibits an affiliated person of a registered

investment company, or an affiliated person of such a person ("second tier affiliate"), from

selling any security to or purchasing any security from the company. Section 2(a)(3) of the Act

defines "affiliated person" to include any person directly or indirectly owning, controlling, or

holding with power to vote, 5% or more of the outstanding voting securities of the other person

and any person directly or indirectly controlling, controlled by, or under common control with,

the other person. Section 2(a)(9) of the Act defines "control" as the power to exercise a

controlling influence over the management or policies of a company and provides that a control

relationship will be presumed where one person owns more than 25% of another person's voting

securities. Each Fund may be deemed to be controlled by an Adviser and hence affiliated persons

of each other. In addition, the Funds may be deemed to be under common control with any other

registered investment company (or series thereof) advised by an Adviser (an "Affiliated Fund").

17.   Applicants request an exemption under sections 6(c) and 17(b) of the Act from

sections 17(a)(1) and 17(a)(2) of the Act to permit in-kind purchases and redemptions of

Creation Units by persons that are affiliated persons or second tier affiliates of the Funds solely

by virtue of one or more of the following: (a) holding 5% or more, or in excess of 25% of the

outstanding Shares of one or more Funds; (b) having an affiliation with a person with an

ownership interest described in (a); or (c) holding 5% or more, or more than 25% of the Shares

18

of one or more Affiliated Funds.[23] Applicants also request an exemption in order to permit a

Fund to sell its Shares to and redeem its Shares from, and engage in the in-kind transactions that

would accompany such sales and redemptions with, certain Investing Funds of which the Funds

are affiliated persons or second-tier affiliates.[24]

18.   Applicants assert that no useful purpose would be served by prohibiting such

affiliated persons from making in-kind purchases or in-kind redemptions of Shares of a Fund in

Creation Units. Absent the unusual circumstances discussed in the application, the Deposit

Instruments and Redemption Instruments available for a Fund will be the same for all purchases

and redemptions, respectively, and will correspond *pro rata* to the Fund's Portfolio Instruments.

The deposit procedures for in-kind purchases of Creation Units and the redemption procedures

for in-kind redemptions will be effected in exactly the same manner for all purchases and

redemptions, regardless of size or number. Deposit Instruments and Redemption Instruments

will be valued in the same manner as those Portfolio Instruments currently held by the relevant

Funds, and the valuation of the Deposit Instruments and Redemption Instruments will be made in

the same manner and on the same terms, regardless of the identity of the purchaser or redeemer.

Applicants do not believe that in-kind purchases and redemptions will result in abusive self-

dealing or overreaching of the Fund.

19.   Applicants also submit that the sale of Shares to and redemption of Shares from an

Investing Fund meets the standards for relief under sections 17(b) and 6(c) of the Act. Applicants

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[23]   Applicants are not seeking relief from section 17(a) for, and the requested relief will not apply to, transactions where a Fund could be deemed an affiliated person, or an affiliated person of an affiliated person, of an Investing Fund because an investment adviser to the Funds is also an investment adviser to an Investing Fund.

[24]   Applicants expect most Investing Funds will purchase Shares in the secondary market and will not purchase Creation Units directly from a Fund. To the extent that purchases and sales of Shares occur in the secondary market and not through principal transactions directly between an Investing Fund and a Fund, relief from section 17(a) would not be necessary. However, the requested relief would apply to direct sales of Shares in Creation Units by a Fund to an Investing Fund and redemptions of those Shares. The requested relief is intended to also cover the in-kind transactions that may accompany such sales and redemptions.

note that any consideration paid for the purchase or redemption of Shares directly from a Fund will be based on the NAV of the Fund in accordance with policies and procedures set forth in the Fund's registration statement.[25] The FOF Participation Agreement will require any Investing Fund that purchases Creation Units directly from a Fund to represent that the purchase of Creation Units from a Fund by an Investing Fund will be accomplished in compliance with the investment restrictions of the Investing Fund and will be consistent with the investment policies set forth in the Investing Fund's registration statement. Applicants also state that the proposed transactions are consistent with the general purposes of the Act and appropriate in the public interest.

Applicants' Conditions:

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

A.   ETF Relief

1.   As long as a Fund operates in reliance on the requested order, the Shares of the Fund will be listed on a Stock Exchange.

2.   Neither the Trust nor any Fund will be advertised or marketed as an open-end investment company or a mutual fund. Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that the Shares are not individually redeemable and that owners of the Shares may acquire those Shares from the Fund and tender those Shares for redemption to the Fund in Creation Units only.

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[25]   Applicants acknowledge that the receipt of compensation by (a) an affiliated person of an Investing Fund, or an affiliated person of such person, for the purchase by the Investing Fund of Shares of the Fund or (b) an affiliated person of a Fund, or an affiliated person of such person, for the sale by the Fund of its Shares to an Investing Fund, may be prohibited by section 17(e)(1) of the Act. The FOF Participation Agreement also will include this acknowledgment.

3.	The website for the Funds, which is and will be publicly accessible at no charge, will contain, on a per Share basis, for each Fund the prior Business Day's NAV and the market closing price or Bid/Ask Price, and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV.

4.	On each Business Day, before commencement of trading in Shares on the Stock Exchange, the Fund will disclose on its website the identities and quantities of the Portfolio Instruments held by the Fund that will form the basis for the Fund's calculation of NAV at the end of the Business Day.

5.	Neither the Adviser nor any Sub-Adviser, directly or indirectly, will cause any Authorized Participant (or any investor on whose behalf an Authorized Participant may transact with the Fund) to acquire any Deposit Instrument for the Fund through a transaction in which the Fund could not engage directly.

6.	The requested relief to permit ETF operations will expire on the effective date of any Commission rule under the Act that provides relief permitting the operation of actively-managed exchange-traded funds.

B.	Section 12(d)(1) Relief

1.	The members of the Investing Fund's Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of section 2(a)(9) of the Act. The members of the Investing Fund's Sub-Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of a Fund, the Investing Fund's Advisory Group or the Investing Fund's Sub-Advisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of a Fund, it will vote its Shares of the Fund in the

same proportion as the vote of all other holders of the Fund's Shares. This condition does not

apply to the Investing Fund's Sub-Advisory Group with respect to a Fund for which the

Investing Fund Sub-Adviser or a person controlling, controlled by or under common control with

the Investing Fund Sub-Adviser acts as the investment adviser within the meaning of section

2(a)(20)(A) of the Act.

2.   No Investing Fund or Investing Fund Affiliate will cause any existing or potential

investment by the Investing Fund in a Fund to influence the terms of any services or transactions

between the Investing Fund or an Investing Fund Affiliate and the Fund or a Fund Affiliate.

3.   The board of directors or trustees of an Investing Management Company,

including a majority of the independent directors or trustees, will adopt procedures reasonably

designed to ensure that the Investing Fund Adviser and any Investing Fund Sub-Adviser are

conducting the investment program of the Investing Management Company without taking into

account any consideration received by the Investing Management Company or an Investing Fund

Affiliate from a Fund or a Fund Affiliate in connection with any services or transactions.

4.   Once an investment by an Investing Fund in the Shares of a Fund exceeds the

limit in section 12(d)(1)(A)(i) of the Act, the Board of a Fund, including a majority of the

independent directors or trustees, will determine that any consideration paid by the Fund to the

Investing Fund or an Investing Fund Affiliate in connection with any services or transactions: (i)

is fair and reasonable in relation to the nature and quality of the services and benefits received by

the Fund; (ii) is within the range of consideration that the Fund would be required to pay to

another unaffiliated entity in connection with the same services or transactions; and (iii) does not

involve overreaching on the part of any person concerned. This condition does not apply with

respect to any services or transactions between a Fund and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).

5.   The Investing Fund Adviser, or Trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under rule 12b-1 under the Act) received from a Fund by the Investing Fund Adviser, or Trustee or Sponsor, or an affiliated person of the Investing Fund Adviser, or Trustee or Sponsor, other than any advisory fees paid to the Investing Fund Adviser, or Trustee or Sponsor, or its affiliated person by the Fund, in connection with the investment by the Investing Fund in the Fund. Any Investing Fund Sub-Adviser will waive fees otherwise payable to the Investing Fund Sub-Adviser, directly or indirectly, by the Investing Management Company in an amount at least equal to any compensation received from a Fund by the Investing Fund Sub-Adviser, or an affiliated person of the Investing Fund Sub-Adviser, other than any advisory fees paid to the Investing Fund Sub-Adviser or its affiliated person by the Fund, in connection with the investment by the Investing Management Company in the Fund made at the direction of the Investing Fund Sub-Adviser. In the event that the Investing Fund Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Investing Management Company.

6.   No Investing Fund or Investing Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause a Fund to purchase a security in an Affiliated Underwriting.

7.   The Board of a Fund, including a majority of the independent directors or trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Fund in an Affiliated Underwriting, once an investment by an Investing Fund in the securities of

the Fund exceeds the limit of section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Investing Fund in the Fund. The Board will consider, among other things: (i) whether the purchases were consistent with the investment objectives and policies of the Fund; (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders of the Fund.

       8.   Each Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings once an investment by an Investing Fund in the securities of the Fund exceeds the limit of section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate's members, the terms of the purchase, and the information or materials upon which the Board's determinations were made.

9.   Before investing in a Fund in excess of the limits in section 12(d)(1)(A)(i), an Investing Fund will execute a FOF Participation Agreement with the Fund stating that their respective boards of directors or trustees and their investment advisers, or Trustee and Sponsor, as applicable, understand the terms and conditions of the order, and agree to fulfill their responsibilities under the order. At the time of its investment in Shares of a Fund in excess of the limit in section 12(d)(1)(A)(i), an Investing Fund will notify the Fund of the investment. At such time, the Investing Fund will also transmit to the Fund a list of the names of each Investing Fund Affiliate and Underwriting Affiliate. The Investing Fund will notify the Fund of any changes to the list as soon as reasonably practicable after a change occurs. The Fund and the Investing Fund will maintain and preserve a copy of the order, the FOF Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

10.   Before approving any advisory contract under section 15 of the Act, the board of directors or trustees of each Investing Management Company, including a majority of the independent directors or trustees, will find that the advisory fees charged under such contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Fund in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the appropriate Investing Management Company.

11.   Any sales charges and/or service fees charged with respect to shares of an Investing Fund will not exceed the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.

12.   No Fund relying on the section 12(d)(1) relief will acquire securities of any investment company or company relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in section 12(d)(1)(A) of the Act, except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes.

For the Commission, by the Division of Investment Management, under delegated authority.

Robert W. Errett
Deputy Secretary